EXHIBIT  20.1

                                - PRESS RELEASE -

                            DELTA WOODSIDE ANNOUNCES
                  COMPLETION OF SPIN-OFF OF APPAREL BUSINESSES
                     AND ELECTION OF NEW EXECUTIVE OFFICERS

June  30,  2000                                         William H. Hardman, Jr.
Greenville,  South  Carolina                            (864)255-4122


Delta Woodside Industries, Inc. (NYSE -- DLW) announced today that the previously announced pro rata distribution to holders of Delta Woodside common stock of all of the outstanding shares of the common stock of Delta Apparel, Inc., a Georgia corporation ("Delta Apparel"), and all of the outstanding shares of the common stock of Duck Head Apparel Company, Inc., a Georgia corporation ("Duck Head"), has been completed. The record date for the distribution was June 19, 2000, and the distribution was effected today. In the distribution, each Delta Woodside shareholder has received one Delta Apparel share and one Duck Head share for every ten shares of Delta Woodside common stock owned of record on June 19, 2000 (with cash to be paid in lieu of any fractional share). Previously, each of Delta Apparel and Duck Head was a wholly-owned subsidiary of Delta Woodside. The distribution accomplished the previously announced plan to spin off to the Delta Woodside stockholders Delta Woodside's two apparel businesses (Delta Apparel Company and Duck Head Apparel Company) as two separate publicly-owned corporations.

The AMEX trading symbol for Delta Apparel's common stock is DLA. The AMEX trading symbol for Duck Head's common stock is DHA.

Delta Woodside also announced today that, as contemplated in connection with the spin off, its prior executive officers have resigned from their executive officer positions and the Delta Woodside board of directors has elected new executive officers. William F. Garrett has been elected President and Chief
Executive Officer; William H. Hardman, Jr. has been elected Vice President, Chief Financial Officer, Treasurer and Secretary; and Donald C. Walker has been elected Vice President, Controller and Assistant Secretary.

Mr. Garrett, a director of Delta Woodside, is a graduate of Seton Hall University, and has worked in the textile industry for the past 38 years. He has been President of the Delta Mills Marketing Company business since before its acquisition by Delta Woodside in 1986. Mr. Hardman, a graduate of the University of Georgia, has worked in the textile industry for 31 years. He has been Vice President of Administration for the Delta Mills Marketing Company business since 1986. Mr. Walker, a graduate of Clemson University, has worked in the textile industry for 34 years. He has been Controller of the Delta Mills Marketing Company business since 1987.

Delta Woodside Industries, Inc., headquartered in Greenville, South Carolina, manufactures and sells textile products for the apparel industry. The Company, which employs about 2,200 people, operates 7 plants located in North and South Carolina.


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